INVEST IN INVINCIBLE ENTERTAINMENT PARTNERS

Innovated the Galxy streaming service, paying its users to watch TV and movies

PITCH VIDEO INVESTOR PANEL


THOMAS
ASHLEY

invincibleent.com Flourtown PA

Entertainment Media

LEAD INVESTOR



Robert Marcin

As a founding investor in Invincible I have followed the company's trajectory over the years. In that time I have seen leadership's ability to adapt and overcome ever-changing market conditions, execute on strategic growth initiatives and develop a new category in streaming by paying users to watch on the new Galxy TV service. Over the years Invincible has built an impressive catalog of movies and TV and it has demonstrated its ability to monetize that content across a wide range of distribution endpoints. I have decided to re-invest in the company now because I believe that its recent acquisition of the YTA Broadcast Network and the newly launched Galxy Streaming Service puts the company in a position to rapidly accelerate growth. I am excited for this next phase in Invincible's growth and look forward to all the great new content coming to audiences everywhere.

Invested $1,000 this round & $500,000 previously

Highlights

1. 18 owned and operated streaming TV networks and 300 million+ in content reach.
2. Board Member Thom Beers, 3X Emmy award winner and producer of Deadliest Catch, Storage Wars, & Ice Road Truckers.
3. Invincible acquired the YTA Broadcast Network in Aug 2022 reaching over 40 million TV households.
4. Invincible's content can be found on Netflix, Hulu, Amazon, iTunes, and more.
5. We're growing FAST. YoY gross revenue increased 1200% from 2019 to 2020.
6. Exec. team incl. Steve Lehman, former CEO of Nasdaq & NYSE companies & 1st round Investor in Mark Cuban's Broadcast.com
7. Revenues in video-on-demand are exploding—projected to be $50B by 2025.

Our Team



Thomas Ashley CEO

Media and Technology executive and entrepreneur with over 20 years experience in the motion picture distribution and technology Industries. "Invincible is not the things that can't be broken, but the spirit from which we build them"

The founder has been in the film business for over 30 years and has a true passion for bringing great stories and programming to audiences in a way that is easy and affordable.



Thom Beers Board Member

3x Emmy award-winning TV producer, industry veteran and creative visionary. He has an impressive resume of hit TV series was CEO and Executive Producer of Original Productions. He's the driving force behind the Primetime Emmy® and Producer's Guild.



Steve Lehman Board Member/Mergers & Acquisitions

Former CEO of both Nasdaq and NYSE companies, and first round Investor in Mark Cuban's Broadcast.com



Bob Lowery Board Member/Acquisitions & Originals

20 years of experience in the development of feature film, episodic television, advertising and network promotion sectors. Launched and ran several media companies, including BigSmack TV and Powerhouse FX.

Winston Wu

Why Invincible?


Brought to you by an A-LISTER team including 3X EMMY AWARD-WINNING Producer and creator of Deadliest Catch, Storage Wars, & Ice Road Truckers.


IF CONTENT IS KING, WE'RE PART OF THE ROYAL FAMILY...

Huge entertainment conglomerates have left small and independent companies out of the game, creating a void for award-winning and independent content. Invincible produces, buys and licenses high-quality content left out of the big league, and sells it to Netflix, Amazon, Walmart, Redbox and more.



INDEPENDENT TV & MOVIES WERE LEFT BEHIND...NOT ANYMORE

Big media companies have consolidated, leaving smaller companies struggling. But high-quality content left behind has found a new home, with Invincible, whose distribution includes TV channels, Streaming, cable and physical media, and who allows smaller productions to find great success without sacrificing independence.

WE FILL THE VOID LEFT BEHIND BY BIG MEDIA COMPANIES...

- Award winning independent movies
- High quality 24/7 channels for specific genres
- Documentaries, shows, & more from smaller producers

THE PROOF IS IN OUR TRACTION

Our content reaches 300+ million people, and we believe that number will only continue to grow. Featured in the New York Times, the Hollywood Reporter, People Magazine, and more, we believe Invincible will soon be a household name in entertainment.


1.6B
monthly ad impressions
10
TV networks
300M+
reach
57%
YOY revenue growth from 2019 to 2020
200K
weekly newsletter subscribers
623K
social media reach
FEATURED IN:
People
The New York Times
The Hollywood Reporter

THE STREAMING MARKET IS EXPLODING

Even before the pandemic, this market saw explosive growth, and we believe it will continue to grow at an unprecedented rate over the next few years. We're capitalizing on this growth to support an industry in need and provide people with access to the highest-quality content at the time they, too, need it most.

YOU MIGHT RECOGNIZE OUR DISTRIBUTION PARTNERS...

A look at our distribution partners shows that we're not the only royalty in the room...


DISTRIBUTION PARTNERS
DIGITAL
NETFLIX
prime
tubi
hulu
FANDANGO
twitch
PLEX
kumo
PLUTO
Roku
LINEAR SVOD AVOD DISTRIBUTION
xfinity
altice
sling
SATELLITE
DIRECTV
dish
COMCAST
cox
altice
CABLE

A-LISTER EXECUTIVE TEAM

The Invincible team has built and worked on media companies of all sizes. From a 3x Emmy Award-winning producer to a former CEO of Nasdaq & NYSE companies—we believe this team has what it takes to lead Invincible towards a highly profitable exit, benefiting the entertainment industry and its investors alike.


EXECUTIVE TEAM
ROOKIE CARDS
THOMAS ASHLEY
THOM BEERS
STEVE LEHMAN
BOBBY LOWERY
MICHAEL NADLE
CEO
Media & tech executive & entrepreneur with 20+ years in the motion picture distribution & technology industries.
BOARD MEMBER/ TELEVISION
3x Emmy award winning producer of hit tv shows, including Deadliest Catch, Storage Wars, Ax Men & Monster Garage. Founder & CEO of Original Productions. Former CEO of Fremantle Media North America.
BOARD MEMBER/ MERGERS & ACQUISITIONS
Former CEO of both Nasdaq and NYSE companies. First round Investor in Mark Cuban's Broadcast.com
BOARD MEMBER/ ACQUISITIONS & ORIGINALS
20 years of industry experience, incl. feature film development, TV ads, & network promotion. Launched & ran media companies, incl. Big Smack TV & Powerhouse FX.
BOARD MEMBER/ CHIEF COMMERCIAL OFFICER
30+ years in media sales. Developed & executed sales strategy for Columbia record, the Box Music Network, Bloomberg IP, & Playboy TV

Every time someone watches one of Invincible's productions, we get paid—whether it's via a movie ticket, a Blu-Ray, an episode on Netflix, or content on one of our own 12 major streaming channels with diverse content and over 50 million unique impressions each month.


OUR
BUSINESS MODEL
We license and buy movies and TV content
We own 12 major streaming channels
We own the movie recommendation engine "DON'T TELL"
Every time anyone, anywhere views or purchases our content...we make money.


PROJECTING $6M+
IN REVENUE BY 2023

Disclaimer: These projections cannot be guaranteed

Invincible's audience and subscriber growth shows no sign of slowing down, and we hope to continue to acquire high-quality content as well as produce our own. With significant assets and multiple revenue streams provide recurring income which puts us on track towards over $6 million in revenue by 2023. These projections cannot be guaranteed.


OUR CHANNELS HAVE
WORLDWIDE REACH

Our channels are gaining popularity across the planet, including a steadily growing number of viewers and subscribers in South America, Australia and Africa.


BRAND
DEMOGRAPHICS
Users by Geography
NORTH
45% AMERICA
ASIA
/ EUROPE 44%
AUSTRALIA
7%
SOUTH
3% AMERICA
AFRICA
1%
galxy
BUSINESS
ROCKSTARS
WATCH IT
SCREAM
SLOPES
WATCH IT.KID!
EL CONFLICTO!
XFC


THE TIME TO INVEST IS NOW

The entertainment industry is evolving at lightning speed, and we believe Invincible has the right team, concept, and business model to capitalize on the momentum—and the traction to show that we can do it. We're lifting up high-quality content and making it accessible to the people. Join us!


INVEST IN
INVINCIBLE